UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

SCHEDULE TO
 Tender Offer Statement Under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(AMENDMENT NO. 1)

iMergent, Inc.
 (Name of Subject Company (Issuer))

iMergent, Inc.
(Name of Filing Person (Issuer))

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

45247Q100
(CUSIP Number of Class of Securities)

Steven G. Mihaylo
Chief Executive Officer
iMergent, Inc.
1615 South 52nd Street
Tempe, AZ 85281
(623) 242-5959

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:
Jeffrey G. Korn Chief Legal Officer and Senior Vice President iMergent, Inc. 1615 South 52nd Street Tempe, AZ 85281	Brian G. Lloyd Michael J. Schefer Parr Brown Gee & Loveless LLP 185 South State Street, Suite 800 Salt Lake City, UT 84111 (801) 532-7840

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$4,750,000	$338.68

*	Estimated solely for purposes of calculating the filing fee only, this amount is based on the anticipated purchase of 1,000,000 shares of common stock at the maximum tender offer price of $4.75.

**	The amount of the filing fee calculated in accordance with Rule 0-11 of the Exchange Act, equals $39.30 per million of the value of the transaction.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐
Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☑	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Schedule TO/A amends and supplements the Schedule TO filed with the Securities and Exchange Commission on November 3, 2010 (the "Schedule TO"), relating to the offer by iMergent, Inc., a Delaware corporation (the "Company"), to purchase for cash up to $4,750,000 in value of shares of its common stock, $0.001 par value per share, at a price not greater than $4.75 per share nor less than $4.35 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 3, 2010 (the "Offer to Purchase"), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the "Offer"), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B).  Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Offer to Purchase.

The Schedule TO is hereby amended to provide that the Offer will expire on December 3, 2010, at 12:00 a.m, New York City time.  All references in the Schedule TO, the documents filed therewith and the documents mailed to shareholders of the Company in connection therewith to “Expiration Time”, “5:00 p.m., New York City time, on December 2, 2010” or “December 2, 2010, 5:00 p.m., New York City time” or other similar phrases are hereby amended to mean December 3, 2010, at 12:00 a.m., New York City time.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

iMergent, Inc.

Dated: November 9, 2010	By:	/s/ Steven G. Mihaylo
Name: Steven G. Mihaylo
Title: Chief Executive Officer